EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Third Quarter		Nine Months
	09/29/06	09/30/05	09/29/06	09/30/05
Numerator:
Net earnings	$59.1	$41.9	$165.0	$83.7

Denominator:
Denominator for basic earnings per share - Weighted average shares outstanding	445.5	447.8	447.7	450.4
Effect of dilutive securities:
Employee stock options and awards	5.7	5.4	9.2	4.0

Denominator for diluted earnings per share - Adjusted weighted average shares outstanding and assumed conversions	451.2	453.2	456.9	454.5

Net earnings per share – basic	$0.13	$0.09	$0.37	$0.19

Net earnings per share – diluted	$0.13	$0.09	$0.36	$0.18